UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

MuleSoft, Inc.

(Names of Subject Company)

Malbec Acquisition Corp.

(Offeror)

salesforce.com, inc.

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.000025 PAR VALUE

CLASS B COMMON STOCK, $0.000025 PAR VALUE

(Title of Class of Securities)

Class A Common Stock – 625207105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Amy E. Weaver, Esq.

President, Legal and General Counsel

salesforce.com inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew J. Nussbaum, Esq.

Edward J. Lee, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,865,217,998.56	$854,719.65***

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $43.74, the average of the high and low sales prices per share of MuleSoft Class A common stock on March 28, 2018, as reported by the New York Stock Exchange, and (ii) 156,955,144 (which represents the estimated maximum number of shares of MuleSoft Class A common stock and MuleSoft Class B common stock that may be exchanged in the offer and the subsequent merger described herein for the transaction consideration, including (x) shares underlying MuleSoft equity awards outstanding as of March 28, 2018, and (y) shares underlying MuleSoft equity awards that are expected to be granted between March 28, 2018 and the closing of the offer and the subsequent merger described herein in accordance with the merger agreement described herein). The MuleSoft Class B common stock is not publicly traded but converts, on a one-for-one basis, into MuleSoft Class A common stock at the election of the holder. Each share of MuleSoft Class B common stock validly tendered and not validly withdrawn pursuant to the offer described herein will automatically convert into one share of MuleSoft Class A common stock upon consummation of the offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the proposed maximum offering price.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $251,609	Filing Party: salesforce.com, inc.
Form or Registration No.: Form S-4 333-224067	Date Filed: April 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Malbec Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Salesforce (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Class A common stock of MuleSoft, Inc., a Delaware corporation (“MuleSoft”), par value $0.000025 per share (“MuleSoft Class A common stock”), and Class B common stock of MuleSoft, par value $0.000025 per share (“MuleSoft Class B common stock,” and together with “MuleSoft Class A common stock,” “MuleSoft common stock” and such shares of MuleSoft common stock, “MuleSoft shares”), validly tendered and not validly withdrawn in the offer:

•	$36.00 in cash; and

•	0.0711 of a share of Salesforce common stock, par value $0.001 per share (“Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock;

in each case, without interest and less any applicable withholding taxes (such consideration, the “Transaction Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the Prospectus/Offer to Exchange (as defined below), and in the related Letter of Transmittal (as defined below), together with any amendments or supplements thereto, the “Offer”).

Salesforce has filed with the SEC a Registration Statement on Form S-4 dated April 2, 2018 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement on Form S-4 dated April 23, 2018 (“Amendment No.1 to the Registration Statement”), relating to the offer and sale of shares of Salesforce common stock to be issued to holders of shares of MuleSoft common stock validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No.1 to the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Salesforce or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Agreement and Plan of Merger, dated as of March 20, 2018, by and among Salesforce, the Offeror and MuleSoft, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule TO.

Item 1 through 11

Items 1, 4(a) and 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

At 11:59 p.m., New York City time, on April 25, 2018, the waiting period applicable to the Offer and the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2018

MALBEC ACQUISITION CORP.

By:	/s/ Amy E. Weaver
Name:	Amy E. Weaver
Title:	President

SALESFORCE.COM, INC.

By:	/s/ Mark J. Hawkins
Name:	Mark J. Hawkins
Title:	Chief Financial Officer